Fuseology Creative LLC

Balance Sheet
As of September 30, 2021

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Checking	0.00
Cheesebutta - Deposit #6483	365.50
CheeseButta - Operations - #6475	144.00
CheeseButta - Tax #6491	33.50
Paypal	90.00
Umpqua Bank	0.00
US BANK	834.13
US Bank #5280	1,939.18
US Bank #5298	2,834.50
US Bank #5306	12,019.33
US Bank #5314	10,523.17
US Bank #5487	0.00
US Bank #5495	0.00
US Bank #5937	0.00
US Bank #5945	0.00
US Bank - Willdan #6509	27,800.00
Total Bank Accounts	**$56,583.31**
Accounts Receivable	
Accounts Receivable (A/R)	15,750.00
Total Accounts Receivable	**$15,750.00**
Other Current Assets	
Undeposited Funds	2,054.00
Total Other Current Assets	**$2,054.00**
Total Current Assets	**$74,387.31**
Fixed Assets	
CheeseButta-Equipment	3,083.04
Furniture and Equipment	5,525.91
Total Fixed Assets	**$8,608.95**
TOTAL ASSETS	**$82,996.26**

Fuseology Creative LLC

Balance Sheet
As of September 30, 2021

	TOTAL
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Credit Cards	
American Express	0.00
AMEX #6-71005	-1,075.85
AMEX #8-21004	-879.34
PayPal Credit	526.40
US Bank #9727	35.00
US Bank #9735	0.00
USAA	0.00
Total Credit Cards	**$ -1,393.79**
Other Current Liabilities	
Dell Financial Services	-150.79
Michael Paul_Personal Loan	11,052.16
Total Other Current Liabilities	**$10,901.37**
Total Current Liabilities	**$9,507.58**
Long-Term Liabilities	
2nd PPP Loan	6,887.00
Paycheck Protection Program	6,887.00
Salin Bank-Loanme.com	0.00
SBA Loan	19,400.00
Total Long-Term Liabilities	**$33,174.00**
Total Liabilities	**$42,681.58**
Equity	
Members Draw	-68,607.91
Taxes	-13,295.00
Total Members Draw	**-81,902.91**
Members Equity	60,213.39
Opening Balance Equity	-1,145.51
Retained Earnings	-26,682.03
Net Income	89,831.74
Total Equity	**$40,314.68**
TOTAL LIABILITIES AND EQUITY	**$82,996.26**